NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court, Suite 700

Dallas, Texas 75201

February 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of NexPoint Diversified Real Estate Trust Registration Statement on Form N-2
File Nos.: 811-21869, 333-230078

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, NexPoint Diversified Real Estate Trust (formerly, NexPoint Strategic Opportunities Fund) (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 (File Nos. 811-21869, 333-230078), as filed with the Commission via EDGAR on March 5, 2019 (Accession No. 0001193125-19-064212), and amended by Pre-Effective Amendment No. 1 as filed with the Commission via EDGAR on August 27, 2019 (Accession No. 0001193125-19-230975) (together, the “Registration Statement”).

The Registrant submits this request for withdrawal as, subsequent to the filing of the Registration Statement, the Registrant determined not to pursue the contemplated additional public offering of the securities covered by the Registration Statement and no additional action was taken towards making such additional public offering. In addition, at a Special Meeting held on August 28, 2020, Shareholders of the Registrant approved a proposal to change the Registrant’s business from a registered investment company that invests primarily in debt and equity securities to a diversified real estate investment trust (“REIT”), and a request for an order declaring the Registrant has ceased to be an investment company was filed by the Registrant on March 31, 2021 (Accession No. 0001193125-21-102542), and subsequently amended on September 13, 2021 (Accession No. 0001193125-21-271664), November 5, 2021 (Accession No. 0001193125-21-321698) and December 2, 2021 (Accession No. 0001193125-21-345709).

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Jon-Luc Dupuy at K&L Gates LLP, counsel to the Registrant, at (617) 261-3146.

Sincerely,

/s/ Frank Waterhouse

Frank Waterhouse

Treasurer, Principal Accounting Officer and Principal Financial Officer